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                                                      Filer: ARAMARK Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                            Subject Company: ARAMARK Corporation
                                                  Commission File No.  333-65228
                                                                   July 17, 2001


                              Follow-up Letter to
                       Management Shareholders with Q&A


July 17, 2001


Dear ARAMARK Management Shareholder:

You should have already received an announcement from Joe Neubauer regarding the filing of a Registration Statement with the Securities and Exchange Commission
(SEC) for a public offering of ARAMARK stock. In addition, ARAMARK has filed a Joint Proxy Statement/Prospectus contained in a Registration Statement on Form S-4 with the SEC relating to a proposal to its current shareholders to merge with a wholly-owned subsidiary to create a capital structure more appropriate for a public company.

Enclosed is an excerpt from ARAMARK's Joint Proxy Statement/Prospectus contained in a Registration Statement on Form S-4, the Questions and Answers for Management Stockholders, which will answer many of your questions. Please note that this is a preliminary Q&A, which will be modified over time. You can review a copy of the Registration Statement on Form S-4 containing the Joint Proxy Statement/Prospectus by accessing the SEC Web site at: http://www.sec.gov.
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While we cannot address questions other than those already in the Joint Proxy
Statement/Prospectus, we have established an e-mail box, questions@ARAMARK.com,
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to which you can forward questions.  This will assist us in better understanding what questions need to be answered in future communications. Rest assured, we will share more information with you at the appropriate time.

Sincerely,

/s/ Lynn B. Mc Kee

A Registration Statement on Form S-1 relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell
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or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ARAMARK and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of ARAMARK. A list of the names of ARAMARK's directors and executive officers is contained in ARAMARK's joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As
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of the date of this communication, none of the foregoing participants, other than Joseph Neubauer and certain affiliated entities, individually beneficially owns in excess of 5% of ARAMARK's common stock. Except as disclosed above and in ARAMARK's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including the
Schedule 13D relating to the ARAMARK common stock filed by Joseph Neubauer, to the knowledge of ARAMARK, none of the directors or executive officers of ARAMARK has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to ARAMARK's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. We urge shareholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about ARAMARK, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about
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ARAMARK can also be obtained, without charge, by directing a request to ARAMARK,
ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention:
Office of the Corporate Secretary (215-238-3000).